

Mail Stop 4720

June 18, 2009

Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

> **Re: Credit Acceptance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-20202**

Dear Mr. Booth:

        We have reviewed your response letter dated May 8, 2009 and have the following additional comment.

Form 10-K for the year ended December 31, 2008

Financial Statements
Note 2- Summary of Significant Accounting Policies
Premiums Earned, page 52

1.   We have reviewed your response to prior comment one from our letter dated April 30, 2009. Paragraph 13 of SFAS 60 requires premium revenue on short-term duration contracts to be recognized "in proportion to the amount of insurance protection provided." In your response, you state that you believe the value of insurance protection provided is represented by average claims experience. While we understand your actuarial experience shows that claims expense is not level over the course of the protection period, it does not appear that the value of

insurance protection provided varies significantly for these contracts during the contract period. Therefore, it is unclear how you determined that an accelerated method for recognizing premium revenue is more appropriate than using a pro rata method or some other method that more closely approximates the static level of protection provided over the course of the protection period. Please revise your revenue policies for these contracts accordingly. Please tell us whether there would be a material impact to your financial statements if a pro rata or other similar method were used for the periods presented (including the impact on Q1 2009). Provide us with your quantitative/qualitative analysis.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Sharon Blume, Assistant Chief Accountant, at 202-551-3474 or me at 202-551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief